                                                                    Exhibit 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided from operating activities were $304,710 in 1999 and $681,219 in 1998. The decrease can be primarily attributed to increases for working capital requirements.

FINANCING ACTIVITIES

Westlinks ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending to replace depleting assets. Westlinks believes its future cash flow from operations, borrowing capacity and future equity issues should be sufficient to fund capital expenditures and to service debt.

The Company increased total debt by $1.8 million in 1999 to $2.6 million. The increase was used for capital expenditures and acquisitions.

The Company currently has a credit facility with a Canadian chartered bank. The credit facility consists of a $4.5 million revolving reducing demand loan and a $1.0 million non-revolving reducing demand loan. The revolving reducing demand loan reduces by $150,000 per month commencing March 1, 2000 and bears interest at Prime plus one and one-half percent (Prime + 1.5%). The non-revolving reducing demand loan is payable in full on December 31, 2000 and bears interest at Prime plus one and three quarters percent (Prime + 1.75%).

In 1999 the Company raised $1,237,278 from the issue of shares through private placements and the exercise of stock options.


INVESTING ACTIVITIES

The timing of most of Westlinks capital expenditures is discretionary. Westlinks has no material long-term commitments associated with its capital expenditure plans or operating agreements. Consequently, Westlinks has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The level of capital expenditures will vary in future periods depending on the success it experiences on planned infill drilling activities in future periods, oil and gas price conditions and other related economic factors. Financing for budgeted expenditures will be accomplished by the use of internally generated funds, existing credit lines, proceeds from the selective sale of non-core assets and new equity financing.

Capital expenditures amounted to $3,768,926 and $327,021 in 1999 and 1998, respectively. The increase was due to the purchase of two producing properties, Sylvan Lake and the Bigoray during the fourth quarter, for approximately $3.6 million.

In 1999 the Company purchased all the issued and outstanding shares of a separate subsidiary for $400,000. This purchase resulted in the Company having the right to acquire the Bigoray property.

The proceeds on disposal of capital assets for 1999 and 1998 were $796,800 and $2,027,700, respectively. These proceeds were from the sale of certain non-core oil and gas properties.

8  Westlinks Resources Ltd.

RESULTS OF OPERATIONS

Total oil and gas revenues net of royalties were $2,073,121 in 1999 compared to $1,689,935 in 1998 which represents a 27% increase. The revenues benefited from higher commodity prices, especially crude oil in the last half of 1999 and increased volumes.

Oil sales revenues before royalties increased 58% from $1,465,292 in 1998 to $2,379,417 in 1999. This increase was due to a 57% increase in the realized prices. In 1999 the Company's average per barrel crude oil price realized was $25.43 compared to $15.72 in 1998. The revenues have been adjusted to reflect the cost of the Company's hedging program, which totaled $72,882. In addition, oil production increased from 86,511 barrels to 93,487 barrels representing an increase of approximately 8%. The increase in production was due to acquisitions made in the fourth quarter.

During the fourth quarter the Company made two significant producing oil property acquisitions at Bigoray and Sylvan Lake. The increase in production from these properties on a daily basis was 175 bbl/day and 80 bbl/day respectively. Actual production during the month of December was 440 boe per day compared to the 1999 yearly average of 279 boe per day.

Gas revenues before royalties decreased 58% from $320,880 in 1998 to $136,039 in 1999 as a result of the sale of several non-core properties during the year. Overall gas production volumes were down 72% from 220,400 mcf in 1998 to 61,068 mcf in 1999. Actual gas prices realized increased from $1.68 per mcf in 1998 to $2.16 per mcf in 1999.

Total royalties for 1999 and 1998 were $442,335 and $96,237 respectively. As a percentage of oil and gas revenues royalties were 18% in 1999 and 5% in 1998. The increase is largely due to the Company's purchase of producing properties that are not eligible to receive Alberta Royalty Tax Credits which significantly reduce the impact of Crown royalties and the settlement of a gross overriding royalty dispute.

During 1998, due to a dispute on the calculation of gross overriding royalties, the Company stopped paying the royalties, the dispute was resolved in 1999 and the gross overriding royalties pertaining to 1998 were paid in 1999. In addition, Crown royalties are calculated on a sliding scale basis and were impacted by rising commodity prices. Operating costs were $782,281 in 1999 which was 8% lower than the 1998 operating costs of $849,107. On a boe basis, operating costs were $7.68 in 1999 compared to $7.87 in 1998. The decrease was the result of the sale of non-core properties with high operating costs, the fourth quarter acquisitions with lower operating costs and the Company's continuing efforts to reduce costs.

Because the Company follows the "successful efforts" method of accounting, capital expenditures that are incurred which do not result in economically recoverable reserves are charged to exploration expenses. Exploration expenses were $148,125 in 1999 compared to $3,570 in 1998. The majority of this increase was due to the costs incurred in an unsuccessful attempt to acquire interests in various independent oil and gas companies.

General and administrative expenses increased 68% from $426,895 in 1998 to $718,569 in 1999. On a boe basis administrative expenses increased from $3.96 to $7.06. The increase was largely due to a one-time management restructuring charge of approximately $190,000 and the addition of staff during the last quarter as a result of the property acquisitions. With the recent staff additions during the fourth quarter the Company now has the necessary critical mass and as additional acquisitions are made and production increases, administrative costs should decrease on a boe basis

Administrative costs for the fourth quarter decreased to $5.04 per boe as a result of the fourth quarter acquisitions.

Interest expense decreased 29% from $185,153 in 1998 to $131,872 in 1999. The decrease was due to lower debt outstanding for the first three quarters of 1999 as compared to 1998. Due to the acquisitions in the fourth quarter long term debt increased to $2.6 million by year end.

Depletion and depreciation for 1999 and 1998 was $841,580 and $804,943 respectively. On a boe basis depletion and depreciation was $8.26 and $7.46. The increase reflects a higher cost base in the Company's capital assets.

During the year the Company disposed of several non-core oil and gas properties, which resulted in a gain of $91,402, in addition an investment in a private company was disposed of which resulted in gain of $160,000. During 1998 non-core properties were sold which resulted in a gain of $946,738.

During the year ended December 31, 1999 and December 31, 1998 the Company had interest income of $1,493 and $7,373, respectively. The reason for the decrease was due to lower average cash balances for the 1999 period as compared to the 1998 period.

                                                      Westlinks Resources Ltd. 9

Net income before taxes for 1999 and 1998 was $(296,411) and $374,378.

The Company accounts for income taxes using the liability method of income tax allocation. Under this method income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities. The future income taxes assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. In 1999 Westlinks had a future income tax recovery of $246,884 compared to future income taxes of $120,297 in 1998. The recovery was largely due to loss carry forwards not previously recognized.

To date the Company has not paid any income taxes. The Company currently has approximately $485,000 of tax loss carry forwards and $5.9 million of tax pools, which can be claimed, against future income.

In 1999 the Company had a net loss of $49,527 compared to net income in 1998 of $254,081.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISK MANAGEMENT

Periodically, Westlinks will use financial instruments in an attempt to protect future cash flows. Certain of these crude oil sales contracts set a fixed price that was subsequently settled against a higher floating price, resulting in a hedging cost to Westlinks of $72,882. Westlinks has currently entered into two separate crude oil sale contracts, which require the delivery of 100 barrels at $29.70 per barrel and 100 barrels at $32.00 per barrel. Both crude oil sale contracts expire in August 2000.

MARKET RISKS

The development, production and marketing of crude oil and natural gas reserves carry certain risks. There is risk associated with accessing capital when required and at competitive rates; the economic risk of finding reserves and bringing them on-stream at reasonable cost and the financial risk of selling these commodities at a competitive price in potentially turbulent markets.

Production from the core areas is mainly crude oil. The price Westlinks receives for its crude oil production is impacted by several factors. These include the quality of the oil, prices of competing fuels, value of refined products, distance to markets and supply/demand balance. The Company is also exposed to risk from exchange fluctuations between the U.S. and Canadian dollars as it receives the majority of its oil revenues from contracts paid in U.S. dollars.

The current increase in commodity prices, combined with a strengthening economy, has contributed to a slightly stronger Canadian dollar. The pace of economic recovery in the U. S. has put pressure on the Bank of Canada to raise short term lending rates, which has pushed prime lending rates to 7.0% percent. The Company's exposure to fluctuations in these areas is small relative to commodity price swings.

Accessing capital when required and at competitive rates is highly dependent on market conditions. Westlinks has utilized various financing vehicles to fund its capital programs, including private placements of common shares and asset dispositions, which has resulted in an effective use of debt financing. The Company continuously monitors its capital mix, paying particular attention to its debt levels, as market conditions remain volatile.

There are numerous uncertainties inherent in estimating quantities of reserves and the cash flows that would result from these reserves, including many factors that are beyond the control of the Company. Evaluations of reserves, including those contained in this report, represent estimates only and include a number of assumptions.

Westlink's future reserves, production and cash flows are dependent on its success in developing the current reserve base and acquiring additional lands for development. Without the addition of reserves, the Company's existing reserves and production are subject to continued decline. The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. All current legislation is a matter of public record and Westlinks is unable to predict what additional legislation or amendments may be enacted.

The oil and natural gas industry is also subject to environmental regulation pursuant to local, provincial and federal legislation. Westlinks is committed to meeting its responsibilities to protect the environment.


10  Westlinks Resources Ltd.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The financial statements of the Company are the responsibility of management and the Board of Directors of the Company. They have been prepared by management in accordance with accounting principles generally accepted in Canada, applied on a consistent basis.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial statements necessarily include certain estimates that are made after consideration of the information available and using careful judgments.

The Board of Directors is responsible for reviewing and approving the financial statements and, through its Audit Committee, ensuring that management fulfills its responsibilities. The Audit Committee meets regularly with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the financial statements and recommends their approval to the Board of Directors.

Collins Barrow has been appointed by the shareholders of Westlinks as the external auditors of the Company. The Auditors' report to the Shareholders for the year ended December 31, 1999, is presented herein.



/s/ Peter Sekera                             /s/ Lynn Thurlow
------------------------------               --------------------------------
Peter Sekera                                 Lynn Thurlow
Chief Executive Officer                      Chief Financial Officer

------------------------------------------------------------------------------

AUDITORS' REPORT

To the Shareholders Westlinks Resources Ltd.

We have audited the consolidated balance sheets of Westlinks Resources Ltd. as at December 31, 1999 and 1998 and the consolidated statements of income (loss) and retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flow for the years then ended in accordance with generally accepted accounting principles.


                                         /s/ Collins Barrow
                                         ------------------------------------
                                         CHARTERED ACCOUNTANTS

Calgary, Alberta
March 31, 2000

                                                     Westlinks Resources Ltd. 11

WESTLINKS RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998
==============================================================================

                                                     1999              1998
                                                                    (restated -
                                                                      note 9)
ASSETS

Current assets
    Cash and short-term investments              $   42,288         $   73,839
    Accounts receivable                             648,787            231,388
------------------------------------------------------------------------------
                                                    727,075            305,227

Capital assets (note 4)                           7,016,726          3,622,447

Investments (note 5)                                     --            240,000
------------------------------------------------------------------------------
                                                 $7,743,801         $4,167,674
==============================================================================

LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities     $  687,042         $  222,700
    Current portion of long-term debt             1,075,000            100,000
------------------------------------------------------------------------------
                                                  1,762,042            322,700
Long-term debt (note 6)                           1,525,000            700,000
Future income taxes (note 7)                        297,793            240,476
Provision for future site restoration               181,332            132,696
------------------------------------------------------------------------------
                                                  3,766,167          1,395,872
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital (note 8)                            3,663,330          2,407,971
Retained earnings                                   314,304            363,831
------------------------------------------------------------------------------
                                                  3,977,634          2,771,802
------------------------------------------------------------------------------
                                                 $7,743,801         $4,167,674
==============================================================================

Contingency (note 13)


Approved by the Board

/s/ [signature]                 , Director
-------------------------------


/s/ [signature]                 , Director
-------------------------------



12  Westlinks Resources Ltd.

WESTLINKS RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
==============================================================================

                                                           1999         1998
                                                                    (restated -
                                                                      note 9)
Revenue
    Oil and gas                                         $2,515,456   $1,786,172
    Less: royalties, net of Alberta Royalty Tax Credits   (442,335)     (96,237)
    Interest                                                 1,493        7,373
-------------------------------------------------------------------------------
                                                         2,074,614    1,697,308
-------------------------------------------------------------------------------
Expenses
    Operating                                              782,281      849,107
    Exploration                                            148,125        3,570
    General and administrative                             718,569      426,895
    Interest                                               131,872      185,153
    Depletion and depreciation                             841,580      804,943
-------------------------------------------------------------------------------
                                                         2,622,427    2,269,668
-------------------------------------------------------------------------------
Loss before the following                                 (547,813)    (572,360)
Gain on sale of capital assets                              91,402      946,738
Gain on sale of investments                                160,000           --
-------------------------------------------------------------------------------
Income (loss) before taxes                                (296,411)     374,378

Future income taxes (recovery) (note 7)                   (246,884)     120,297
-------------------------------------------------------------------------------
Net income (loss)                                          (49,527)     254,081

Retained earnings, beginning of year                       363,831      109,750
-------------------------------------------------------------------------------
Retained earnings, end of year                          $  314,304   $  363,831
===============================================================================

Net income (loss) per share (note 8[g])                 $    (0.02)  $     0.11
===============================================================================

                                                    Westlinks Resources Ltd.  13

WESTLINKS RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
===============================================================================

                                                         1999          1998
                                                                    (restated -
                                                                      note 9)
Operating activities
   Net income (loss)                                   $  (49,527)  $   254,081
   Add (deduct) items not affecting cash
       Depletion and depreciation                         841,580       804,943
       Gain on sale of capital assets                     (91,402)     (946,738)
       Gain on sale of investments                       (160,000)           --
       Future income taxes (recovery)                    (246,884)      120,297
-------------------------------------------------------------------------------
   Funds provided from operations                         293,767       232,583
   Change in non-cash working capital balances
       (Increase) decrease in accounts receivable        (453,399)      689,780
       Increase (decrease) in accounts payable and
         accrued liabilities                              464,342      (241,144)
-------------------------------------------------------------------------------
   Cash provided from operations                          304,710       681,219
-------------------------------------------------------------------------------
Financing activities
   Agreement payable                                           --    (3,830,538)
   Note payable                                                --      (500,000)
   Shareholder loan                                            --      (250,164)
   Due to related company                                      --        12,370
   Long-term debt                                       1,800,000       800,000
   Issuance of common shares, net of share issue costs  1,237,278       (29,524)
   Issuance of warrants                                        --        50,500
-------------------------------------------------------------------------------
   Cash provided from (used in) financing activities    3,037,278    (3,747,356)
-------------------------------------------------------------------------------
Investing activities
   Acquisition of subsidiary (note 2[a])                 (400,000)           --
   Cash acquired on amalgamation (note 2[b])                   --        23,563
   Purchase of capital assets                          (3,768,926)     (327,021)
   Proceeds on disposal of capital assets                 796,800     2,027,700
   Due from related party                                      --       (30,000)
   Note receivable                                             --       523,697
   Abandonment costs                                       (1,413)      (11,792)
-------------------------------------------------------------------------------
   Cash provided from (used in) investing activities   (3,373,539)    2,206,147
-------------------------------------------------------------------------------
Decrease in cash                                          (31,551)     (859,990)
Cash and short-term investments, beginning of year         73,839       933,829
-------------------------------------------------------------------------------
Cash and short-term investments, end of year          $    42,288    $   73,839
===============================================================================
Funds provided from operations per share              $      0.10    $     0.10
===============================================================================
Supplement cash flow information:
   Interest received in the year                      $     1,493    $    7,373
===============================================================================
   Interest paid in the year                          $   131,872    $  185,153
===============================================================================

14  Westlinks Resources Ltd.

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

1.   Company activities

     The company's activities are the exploration for and development of oil and gas properties in Western Canada.

2.   Business combinations

     (a) Effective August 12, 1999, the company acquired all of the issued and outstanding shares of 759795 Alberta Ltd. ("759795"), a related party by virtue of a common director for cash consideration of $400,000. The transaction has been accounted for using the purchase method of accounting for a business combination at the exchange amount as there was a substantive change in ownership and the amount is supported by independent evidence. The results of operations of 759795 are included in the accounts from August 12, 1999, being the date the company acquired control.

          The purchase price was allocated as follows:

          Capital assets                                              $ 722,282
          Future income taxes                                          (322,282)
                                                                      ---------
                                                                      $ 400,000
                                                                      =========

     (b) Effective June 30, 1998, the company was amalgamated with PTR Resources Ltd. ("PTR"), a related party by virtue of common shareholders, director and officer. The transaction was accounted for using the purchase method of accounting for a business combination at the carrying amount. The results of operations from PTR are included from June 30, 1998, the effective date of the transaction.

          The assets acquired were as follows:

          Cash                                                        $  23,563
          Accounts receivable                                               132
          Future income tax asset                                         7,327
          Notes receivable                                              523,697
          Due from related parties                                      (10,139)
          Accounts payable and accrued liabilities                      (29,541)
          Share issuance costs                                           19,960
                                                                      ---------
                                                                        534,999
          Less: Investment previously acquired at cost                  (76,104)
                                                                      ---------
                                                                      $ 458,895
                                                                      =========
          The consideration for the purchase price was as follows:
          Shares issued -- 647,837 common (note 8[b])                 $ 534,999
          Shares eliminated on amalgamation (note 8[b,c]}               (76,104)
                                                                      ---------
                                                                      $ 458,895
                                                                      =========

                                                    Westlinks Resources Ltd.  15

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
===============================================================================

3.   Significant accounting policies

     These financial statements have been prepared using accounting principles generally accepted in Canada which include:

     (a)  Principles of consolidation

          The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, 759795.

     (b)  Cash and cash equivalents

          Cash and cash equivalents consists of balances with banks and short-term investments with maturities not exceeding 90 days.

     (c)  Exploration and development costs

          The company follows the successful efforts method of accounting for its oil and gas exploration and development costs. The initial acquisition costs of oil and gas properties and the costs of drilling and equipping development wells and successful exploratory wells are capitalized. The costs of exploration wells classified as unsuccessful are charged to expense. All other exploration expenditures, including geological and geophysical costs and annual rentals on exploratory acreage, are charged to expense as incurred.

          Capitalized costs of producing properties and equipment are depleted and depreciated using the unit of production method based on estimated proven reserves determined by independent and company engineers. Costs subject to depletion also include estimated future capital associated with proven properties. For the purposes of the calculation, natural gas reserves and production are converted to equivalent volumes of crude oil based on their approximate relative energy content.

          All property and equipment is periodically evaluated and if conditions warrant, an impairment provision is provided.

     (d)  Future site restoration costs

          Estimated site restoration costs are provided over the life of the proven reserves on a unit-of-production basis. Costs which include the cost of production equipment removal and environmental clean up are estimated each year by management based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision account as incurred.

     (d)  Measurement uncertainty

          The amounts recorded for depletion and depreciation of exploration and development costs and the provision for future site restoration are based on estimated proven reserves, production rates, future oil and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.


16   Westlinks Resources Ltd.

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

     (f)  Joint venture accounting

          Substantially all of the company's exploration and production activities are conducted jointly with others, and accordingly these financial statements reflect only the company's proportionate interest in such activities.

     (g)  Depreciation

          Office equipment and other is depreciated using the declining balance method at rates ranging from 20% to 30% per annum.

     (h)  Investments

          The company records its investments using the cost method of accounting whereby the investments are initially recorded at cost. Earnings are recognized only to the extent received or receivable. Where there has been a permanent decline in value, the investment is stated at estimated net realizable value.

     (i)  Stock options

          The company has a stock option plan as described in note 8(d). No compensation expense is recognized when stock options are issued to officers, directors and employees. Any consideration received by the company on exercise of stock options is credited to share capital.

     (j)  Flow-through shares

          The company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the company as a result of the renunciations, when the expenditures are made.

     (k)  Income taxes

          Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

     (l)  Risk management

          The company purchases forward contracts to hedge its exposure to the risks associated with fluctuating oil prices. Gains and losses associated with risk management activities are recognized as adjustments to oil and gas revenue at the time the related production is sold.


                                                   Westlinks Resources Ltd.   17

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

4.   Capital assets


                                                   ============================
                                                      1999             1998
                                                   ----------------------------
     Petroleum and natural gas properties
       and equipment thereon                       $8,120,552       $4,430,715
     Office equipment and other                        66,887           42,159
                                                   ----------------------------

                                                    8,187,439        4,472,874

     Accumulated depletion and depreciation        (1,170,713)        (850,427)
                                                   ----------------------------

                                                   $7,016,726       $3,622,447
                                                   ============================

     During 1999, the estimated future cash flows from the reserves were less than the capitalized costs of the assets in several areas where the company participates. As a result, the company wrote down petroleum and natural gas properties by $65,652 (1998 - $NIL). This amount is included in depletion and depreciation expense.

     Future capital included in the calculation of depletion and depreciation includes the cost to develop proven undeveloped reserves of $4,148,000 (1998 - $71,000) and the recovery of future salvage values of $281,694 (1998 - $200,000).

     Costs of unproven petroleum and natural gas properties amounting to $18,654 at December 31, 1999 (1998 - $NIL) have been excluded from the depletion calculation.

     The estimated future site restoration costs to be accrued over the remaining life of the proved reserves are approximately $540,634 (1998 - $379,000).

5.   Investments


                                                                  ============================
                                                                     1999             1998
                                                                  ----------------------------
     Alsask Energy Services Ltd., a private company, 240,000
       common voting shares at cost, representing 27% of
       the issued and outstanding common shares                   $     -          $   240,000
                                                                  ============================

     During the year ended December 31, 1999, the shares were sold for $400,000 of capital assets for a gain of $160,000.


18   Westlinks Resources Ltd.

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

6.   Long-term debt

     (a)  At December 31, 1999, the company had a $3,025,000 (1998 - $1,300,000)
          revolving reducing credit facility at a Canadian chartered bank of which $2,600,000 was drawn. The interest rate on the facility is prime plus 1.5% per annum. The required reduction in the facility and the bank loan is:

                                                 ============================
                                                                     Credit
                                                  Bank Loan         Facility
                                                 ----------------------------
               2000                              $1,075,000        $1,500,000
               2001                               1,500,000         1,500,000
               2002                                  25,000            25,000
                                                 ----------        ----------
                                                 $2,600,000        $3,025,000
                                                 ==========        ==========

          The bank has indicated that it has no intention of demanding current repayment of the facility. As a result, the portion of the facility not reducing in the next fiscal year has been classified as long-term.

     (b) At December 31, 1999, the company had a $1,000,000 non-revolving acquisition demand loan at a Canadian chartered bank to assist in financing acquisitions of producing petroleum reserves, which had not been drawn upon at year end. The interest rate on this facility is prime plus 1.75% per annum. Monthly repayments must be made over the lessor of the half life of the reserves acquired, or 48 months and commences the month following drawdown of the facility.

     (c) At December 31, 1999, the company had a $500,000 treasury risk line for interest rate and foreign exchange risk management, which had not been drawn upon at year end. The facility allows for various risk management products, including swaps and forwards, with a maximum term of 36 months.

     The above facilities are secured by a $10,000,000 floating charge debenture over all the assets of the company and a fixed charge against certain major producing oil and gas properties.

     The principal repayments are subject to annual review. Subsequent to the year ended December 31, 1999, the company has negotiated an increase in the amount available under its revolving reducing credit facility (note 7[a]) from $3,025,000 to $4,500,000 with reductions to the available credit of $150,000 per month commencing March 1, 2000.

     In addition, the company has negotiated a $1,000,000 non-revolving reducing demand loan to assist in financing the company's drilling program. The interest rate is prime plus 1.75% per annum, and will be due in full upon the earlier of the sale of equipment and December 31, 2000.


                                                   Westlinks Resources Ltd.   19

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

7.   Income taxes

     Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial income tax rates of 44.62% to income (loss) before taxes as follows:

                                                             =======================
                                                              1999          1998
                                                                         (restated -
                                                                           note 9)
                                                             -----------------------
Expected tax expense recovery                                $(132,259)     $167,047

Increase (decrease) resulting from
    Non-deductible crown payments,
      net of Alberta Royalty Tax Credits                        74,796        16,744
    Resource allowance                                         (72,470)      (49,753)
    Capital loss carryforward not previously recognized       (100,395)           --
    Non-taxable portion of capital gain                        (17,848)           --
    Other                                                        1,292       (13,741)
                                                             -----------------------

Future income taxes (recovery)                               $(246,884)     $120,297
                                                             =======================

     The components of the future income tax liability at December 31, 1999 and 1998 are as follows:

                                                             =======================
                                                              1999          1998
                                                             -----------------------
Temporary differences related to capital assets              $672,269      $ 644,901
Investment                                                         --         46,851
Future site restoration                                       (80,910)       (59,209)
Share issuance costs                                          (42,585)       (40,199)
Tax loss carryforward                                        (216,113)      (338,294)
Attributed Royalty Income carryforward                        (34,868)       (13,654)
                                                             -----------------------
Future tax liability                                         $297,793       $240,476
                                                             =======================

8.   Share capital

     (a)  Authorized

          Unlimited number of common voting shares
          Unlimited number of preferred shares
             issuable in one or more series


20   Westlinks Resource Ltd.

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

     (b)  Issued

                                              ====================================================
                                                        1999                       1998
                                                                            NUMBER
                                                              STATED      (restated -    STATED
                                                 NUMBER        VALUE       note 8[c])     VALUE
                                               ---------------------------------------------------
          Balance, beginning of year           2,610,639     $2,360,607    2,072,700     $1,924,875
              Issued for PTR shares
                (notes 2[b], 8[c])                    --             --      647,837        534,999
              Shares eliminated on amal-
                gamation (notes 2[b], 8[c])           --             --     (109,898)       (76,104)
              Issued for cash pursuant to
                private placement              1,175,000      1,175,000           --             --
              Issued upon exercise of
                options (note 8[d])              257,000        102,800           --             --
              Tax cost of flow-through share
                renouncement                          --             --           --         (23,613)
                                              ----------      ---------    ---------     -----------

          Balance, end of year                 4,042,639      3,638,407    2,610,639       2,360,607
                                              ==========                   =========
              Issue costs incurred,
                net of income tax benefit,
                $49,402 (1998 - $31,321)                       (125,577)                    (103,136)
                                                             ----------                   ----------
                                                              3,512,830                    2,257,471
                                                             ----------                   ----------

          Warrants


          Balance, beginning of year             302,000        150,500           --             --
              Issued pursuant to business
                 combination (note 8[e])              --             --      300,000        150,000
              Issued pursuant to
                 bank financing                       --             --        2,000            500
                                              ----------     ----------   ----------     ----------

           Balance, end of year                  302,000        150,500      302,000        150,500
                                              ==========     ----------   ==========     ----------

                                                             $3,663,330                  $2,407,971
                                                             ==========                  ==========

     (c) Temba Resources Ltd. ("Temba") acquired and amalgamated with PTR to continue as Westlinks Resources Ltd. ("Westlinks") effective June 30, 1998. Under the terms of the amalgamation, the holders of the issued and outstanding shares of Temba received one (1) common share of the amalgamated corporation, Westlinks, for every five (5) common shares of Temba. The holders of the issued and outstanding shares of PTR received one (1) common share of the amalgamated corporation for every thirty-one and one quarter (31.25) common share of PTR. In addition, any common shares of Temba held by PTR and any common shares of PTR held by Temba were cancelled upon amalgamation.


                                                    Westlinks Resources Ltd.  21

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

     (d)  Employee fixed stock option plan

          Under the employee fixed stock option plan, the company may grant options to its officers, directors and employees for up to 10% of the issued common shares. Options granted under the plan have a term of five years and vest when granted. The exercise price of each option equals the market price of the company's shares at the grant date of the options. At December 31, 1999, 260,000 stock options were outstanding under the plan at an exercise price of $1.00 per share expiring at various dates until October 31, 2004.

          A summary of the status of the company's fixed stock option plan as of December 31, 1999 and 1998, and changes during the years then ending is as follows:


                                    --------------------------------------------------------------
                                               1999                             1998
                                    NUMBER OF    WEIGHTED AVERAGE    NUMBER OF    WEIGHTED AVERAGE
                                     OPTIONS      EXERCISE PRICE      OPTIONS      EXERCISE PRICE
                                    --------------------------------------------------------------
Outstanding, beginning of year       262,000          $0.40                 --          $  --
Granted                              260,000           1.00            262,000           0.40
Exercised                           (257,000)          0.40                 --             --
Cancelled                             (5,000)          0.40                 --             --
                                    --------          -----            -------          -----
Outstanding, end of year             260,000          $1.00            262,000          $0.40
                                    ========          =====            =======          =====
Options exercisable at year end      260,000          $1.00            262,000          $0.40
                                    ========          =====            =======          =====


          Subsequent to the year ended December 31, 1999, 183,000 stock options were granted to officers, directors and employees of the company at exercise prices ranging from $1.00 to $2.00. All options vested when granted and expire in February 2005.

     (e)  Warrants

          Included in the consideration given to I.G. Resources Inc. ("I.G.") in 1997 pursuant to a business combination were 300,000 common share purchase warrants with an agreed aggregate value of $150,000. Each warrant entitles I.G. to acquire one common share at a price of $2.50 until January 8, 2000. The warrants expired unexercised subsequent to year end.

          The warrants issued pursuant to the bank financing expired unexercised subsequent to the year end.

     (f)  At December 31, 1999, 133,334 (1998 -- 266,667) of the common shares of the company are to be held in escrow. During 1999, 133,333 (1998 -- 133,333) common shares were released from escrow. The remaining shares will be released April 1, 2000.

     (g) Net income (loss) per share is calculated based on the weighted average number of common shares outstanding during the year of 2,928,975 (1998 -- 2,350,174). The exercise of options and warrants would not be dilutive.


22  Westlinks Resources Ltd.

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

9.   Change in accounting policy

     At December 31, 1999, the company changed its method of accounting for income taxes from the deferral method to the liability method. This policy has been adopted retroactively with restatement of 1998 results. The impact of these changes on the December 31, 1999 and 1998 consolidated financial statements are as follows:

                                            BEFORE CHANGE                    AFTER CHANGE
                                            IN ACCOUNTING                   IN ACCOUNTING
                                               POLICY        ADJUSTMENT         POLICY

                                                              1999
     Capital assets                           $6,714,444      $ 302,282      $7,016,726
     Future income taxes                              --        297,793         297,793
     Share capital                             3,697,440        (34,110)      3,663,330
     Retained earnings                           275,705         38,599         314,304
     Depletion and depreciation                  819,119         22,461         841,580
     Gain on sale of capital assets              129,925        (38,523)         91,402
     Future income taxes (recovery)                   --       (246,884)       (246,884)
     Deferred tax (recovery)                     (69,000)        69,000              --
     Net income (loss)                          (166,247)       116,900         (49,527)
     Net income (loss) per share                   (0.06)          0.04           (0.02)




                                                              1998
     Capital assets                           $3,581,464      $  40,983      $3,622,447
     Deferred income taxes                        69,000        (69,000)             --
     Future income taxes                              --        240,476         240,476
     Share capital                             2,460,163        (52,192)      2,407,971
     Retained earnings                           442,132        (78,301)        363,831
     Depletion and depreciation                  797,403          7,540         840,943
     Future income taxes                              --        120,297         120,297
     Net income (loss)                           381,918       (127,837)        254,081
     Net income (loss) per share                    0.16          (0.05)           0.11

10.  Commitments

     (a) The company is committed under leases on their office premises and vehicles for future minimum lease payments as follows:


          2000               $108,346
          2001                 80,177
          2002                 62,366
          2003                 35,162
                             --------
                             $286,051
                             ========


                                                    Westlinks Resources Ltd.  23

WESTLINKS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

     (b) The company has entered into a fixed price contract. Under the terms of the contract, the company is required to deliver a physical quantity of 100 bpd at a price of $29.70/bbl expiring August 31, 2000 and 100 bpd at a price of $32.00/bbl from February 1, 2000 to August 31, 2000, at various Alberta delivery points.

11.  Termination benefits

     During 1999, the company terminated certain employees and officers of the company. Included in general and administrative expense is $128,803 of severance and related costs of the termination.

12.  Financial instruments

     Fair values

     The fair value of all financial instruments approximate their carrying value.

13.  Contingency

     On March 4, 1998, claims totalling $22,500 were filed against the company. The company made a counterclaim of $800,000 on March 26, 1998. The company believes that the original claims are without merit. The outcomes of the claims and counterclaim are not determinable at this time.

14.  Subsequent events

     (a)  Public offering

          Subsequent to the year ended December 31, 1999, the company signed a Letter of Interest with a United States underwriter to sell one million units. Each unit will consist of common shares and common share purchase warrants. The pricing of the units and the number of common shares and common share purchase warrants in each unit are yet to be finalized and will be based on market conditions and the trading price of the company's shares at the time the units are offered to the public. The offering is subject to the underwriter's completion of due diligence and all necessary regulatory approvals.

     (b)  Acquisitions and dispositions of petroleum and natural gas assets

          Subsequent to the year ended December 31, 1999, the company signed a purchase and sale agreement with another company to purchase petroleum and natural gas assets for $11,917,104. A non-refundable deposit of $1,191,710 has been paid and will be applied against the purchase price on closing, which is expected to be May 29, 2000. Management expects to finance the purchase using a combination of working capital and bank financing.

          Subsequent to the year ended December 31, 1999, the company has acquired $1,655,000 and disposed of $1,237,855 of petroleum and natural gas assets through various purchase and sale agreements.

15.  Comparative figures

     The presentation of certain figures of the previous year has been changed to conform with the presentation adopted for the current year.


24  Westlinks Resources Ltd.

 .